EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2018

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for EMX Royalty Corporation, formerly Eurasian Minerals Inc. (the “Company”, “EMX”) has been prepared based on information known to management as of May 10, 2018.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated financial statements of the Company for the three months ended March 31, 2018 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause EMX’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EMXRoyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the measured and indicated categories will ever be converted into reserves.

COMPANY OVERVIEW

EMX Royalty Corporation is a Tier 1 company that trades on the TSX Venture and the NYSE American exchanges. The Company is principally in the business of developing cash flows from a) organically generated royalties derived from a portfolio of mineral property interests and b) royalty acquisitions. These cash flows are supplemented by upside from strategic investments. EMX’s portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The three key components of the Company's business model are briefly summarized as:

  Royalty Generation. EMX's fourteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests and cash flows. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground through license application or claim staking, and to build value through low cost work programs and targeting. These properties are sold to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.

  Royalty Acquisition. EMX has been pursuing the prudent acquisition of royalty property interests since 2011. The purchase of royalty interests allows EMX to choose quality assets for acquisition that range from producing mines to development properties. These purchases are designed to "jump start" the organic royalty growth process by providing EMX with immediate to near term royalty revenue. The timely identification of top tier acquisition candidates is often informed by the Company's in-country royalty generation initiatives.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in opportunities with under-valued mineral assets and upside exploration potential. Exit strategies can include royalty positions, equity sales, or a combination of both. As well, these investments can lead to the Company's identification of candidates for acquisition or merger.

EMX is focused on increasing global revenue streams from royalties, advance royalties and other cash payments to balance overall company-wide expenditures. This approach provides a foundation for supporting EMX’s growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR Q1

EMX Royalty Corporation highlights for Q1, 2018 and subsequent include:

  EMX received approximately $456,808 in gross production revenue from the Leeville royalty property (“Leeville"). Leeville covers portions of Newmont Mining Corporation's (“Newmont”) underground mining operations on the Northern Carlin Trend in Nevada. Newmont reported ongoing exploration successes on ground which is partially covered by the Leeville royalty, including the Four Corners deposit, as well as along the Rita K and Full House gold mineralized corridor.

  For the three months ended March 31, 2018, the Company recorded a loss of $1,923,588. Gross exploration expenditures totaled $1,733,156 of which $580,601 was recovered from partners.

  At the Akarca royalty property, operator Çiftay Insaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company, paid EMX US$665,525 as the cash equivalent to the third 500 ounce gold bullion pre-production payment to be made under the terms of the Akarca agreement. Receipt of this payment leaves a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX. Çiftay also reported results from 7,844 meters of diamond drilling across five target areas that increased the extents of drill defined gold and silver mineralization on the property.

  Entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US$5,000,000 senior secured credit facility. The US$5,000,000 loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$100,000.

  At the Timok Project royalty property in Serbia, which covers the Cukaru Peki copper-gold deposit, operator Nevsun Resources Ltd. ("Nevsun") announced significant advancements, including a) an updated high grade Upper Zone PFS with an NPV8 of US$1.82 billion valued at the start of construction, b) receipt of government approvals to commence an exploration decline, and c) results from the Lower Zone drill program being conducted with joint venture partner Freeport to define the "large footprint" of porphyry mineralization in preparation for a mid-2018 maiden resource.

  EMX optioned the Buckhorn Creek copper porphyry project in Arizona to Kennecott Exploration Company (“Kennecott”) for work commitments, as well as cash payments during Kennecott's earn-in period, and upon earn- in, a 2% net smelter return (NSR) royalty interest in addition to pre-production and milestone payments.

  EMX sold the Modum cobalt project in Norway to Boreal Metals Corp. ("Boreal") for additional share equity in Boreal (bringing EMX's equity interest back up to 19.9%), a 3% NSR royalty on the project, and advance annual royalty payments.

  EMX sold the Guldgruvan cobalt project in Sweden to Boreal Energy Metals Corporation (“BEMC”), a subsidiary of Boreal Metals Corp., for a 5.9% equity ownership in BEMC, a 3% NSR royalty on the project, and annual advance royalty payments. As a subsequent event to the end of Q1, a purchase agreement was executed to sell the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden to BEMC for an additional 4% equity stake in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares, as well as 3% NSR royalties on the projects and annual advance royalty payments.

  As a subsequent event, EMX optioned the Riddarhyttan iron-oxide-copper-gold (IOCG) and massive sulfide project in Sweden to diversified global miner South32 for cash payments, work commitments, and upon earn-in, a retained 3% NSR royalty in addition to annual advance royalty and milestone payments.

  EMX's royalty generation initiatives in Scandinavia resulted in the acquisition of multiple new licenses, including gold, copper, polymetallic, nickel, and cobalt projects in Sweden and Norway.

  EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia (51% IGC, 49% Freeport). EMX was advised that IGC had retained Scotiabank Europe plc ("Scotiabank"), the U.K. subsidiary of The Bank of Nova Scotia, to assist with IGC’s strategic business initiatives.

OUTLOOK

EMX has embraced evolving opportunities as a company, transitioning from exploration and prospect generation to the generation of royalties and acquisition of royalty property interests. The Company has built a portfolio of precious metals, base metals, polymetallic, and other mineral property interests that spans five continents and covers over 1.8 million acres. These assets provide revenue streams from various pre-production and royalty payments, while maintaining exposure to development and exploration upside as projects are progressed by the operating companies.

The Leeville royalty is an important Company asset covering portions of Newmont's Northern Carlin Trend mining operations (West Leeville, Turf, and other underground operations). The majority of royalty gold ounces from Leeville in Q1 were sourced from the West Leeville and Turf operations, with a 14% increase in year-on-year attributable gold ounce production versus Q1, 2017. Newmont provided an update in January, 2018 on the trend of sediment-hosted gold mineralization it is exploring that extends southeast from the Leeville mining complex and across EMX's royalty position. As discussed by Newmont, this trend is an important contributor to its Northern Carlin Trend underground resource and reserve development strategy. Newmont's exploration successes emphasize the upside prospectivity of the Leeville royalty property, and EMX looks forward to continuing payments and future discoveries.

EMX received a US$665,525 Akarca pre-production payment on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the Akarca agreement. In addition, operator Ciftay reported results from 7,844 meters of drilling as the project is advanced towards development. Ciftay is planning on a 25,000 meter drill program to commence later in 2018.

EMX is encouraged by the industry's revitalized market conditions, and industry interest in the Company's royalty generation portfolio as exemplified by the sale of six projects since the start of 2018 for retained royalty interests and other considerations to EMX's benefit. The Company's focus has been on acquiring precious metals, base metals, and cobalt properties in geologically prospective regions and mining supportive jurisdictions, with the programs in Scandinavia and the western United States being particularly successful. EMX now controls key land positions in an emerging gold district in north-central Sweden, as well as multiple base metals projects. These new properties have attracted attention from a number of interested parties so far in 2018, resulting in the sale of the Modum and Guldgruvan cobalt projects to Boreal, and the Guldgruvan, Njuggträskliden, and Mjövattnet nickel-copper-cobalt projects to Boreal's subsidiary Boreal Energy Metals, for NSR royalty and equity interests, as well as other considerations to EMX's benefit. In the western U.S., the Company anticipates accelerating royalty deal flow in 2018, with the optioning of the Buckhorn Creek copper project to Kennecott getting the Company off to a fast start in Q1.

EMX continues to take steps to increase revenue in order to deploy additional capital towards identifying and acquiring new royalty opportunities. Proceeds from royalties, advance royalties and other pre-production cash payments are increasing over time. The goal is to sustain the Company's royalty generation, royalty acquisition, and strategic investment activities with royalty cash flows, while developing a pipeline of quality mineral properties that provide multiple opportunities for exploration and production success.

ROYALTY OVERVIEW

EMX's Leeville royalty covers portions of Newmont’s West Leeville, Turf, and other underground gold mining operations and deposits in the Northern Carlin Trend. The Leeville 1% gross smelter return (GSR) royalty paid approximately US$363,400 during Q1. Royalty production reported by Newmont totaled 274 troy ounces of gold that were principally sourced from the West Leeville (63%) and Turf (37%) underground operations. Newmont continued to delineate a trend of sediment-hosted gold mineralization, including the Rita K and Full House projects, that extends southeast from the Leeville mining complex and is partially covered by EMX's Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 12.4 square kilometers of prospective ground within ~1.6 kilometers of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX’s Carlin Trend royalty properties, the Company has important royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Norway, Sweden, and Haiti including:

  Arizona Mining Inc. ("AMI") (TSX: AZ) continued to advance the Hermosa property's Taylor project, which is directly north of EMX's Hardshell Skarn royalty claim block. AMI announced an updated PEA and the commencement of twin exploration declines during Q1 (see AMI news release dated January 16 and March 26, 2018).

  In Turkey, EMX received a pre-production payment totaling US$665,525 as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the agreement. Receipt of this payment leaves a pre- production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX. Çiftay also reported results from 7,844 meters of diamond drilling across five target areas, resulting in a significant increase in the footprints of drill defined gold and silver mineralization on the property (see EMX news release dated April 17, 2018). Also in Turkey, the Balya lead-zinc-silver royalty property continued to undergo small scale underground development.

  EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers the Timok Project's Cukaru Peki copper-gold deposit, which is being advanced by Nevsun Resources Ltd. ("Nevsun") (TSX: NSU). Nevsun announced an updated Upper Zone PFS with an NPV8 of US$1.82 billion valued at the start of construction, approvals to commence the exploration decline, and results from a drill program being conducted with joint venture partner Freeport to define the "large footprint" of the Lower Zone porphyry mineralization (see Nevsun news releases dated March 1, March 26, and March 28, 2018).

  In Scandinavia, EMX has a 19.9% equity interest in Boreal that resulted from the sale of five royalty generation properties in Sweden and Norway. In addition, EMX has sold three nickel-copper-cobalt assets in Sweden to Boreal Energy Metals Corp. (“BEMC”), a subsidiary of Boreal for which EMX received a 9.9% equity stake in BEMC. In addition to the equity interests in Boreal and BEMC, EMX retains uncapped 3% NSR royalty interests on each of the properties, and will receive annual advance royalty (AAR) payments, and other consideration from the sale of the projects.

  EMX's interests in Haiti have been converted into NSR royalties, with the sale of joint venture interests to Newmont in 2015 for a 0.5% NSR royalty interest, and the 2016 sale of the Grand Bois property to a privately held corporation for a retained 0.5% NSR royalty interest.

EMX’s other properties that are either optioned or have been sold include EMX royalty options. Many of these properties provide milestone and advance minimum royalty (AMR) or advance annual royalty payments that generate early revenue streams to EMX’s benefit prior to production. Additional details on EMX’s royalty and royalty generation property portfolio are included in the following sections.

NORTH AMERICA

EMX’s portfolio in North America totals 40 royalty and royalty generation properties covering more than 47,000 hectares in Arizona Nevada, Utah, Oregon, and Wyoming. There are 16 royalty properties, including the producing Leeville royalty (see above section), that are being advanced by their respective operating companies, and 24 royalty generation properties in Arizona and Nevada available for partnership. The royalty generation properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), and include porphyry copper-molybdenum, porphyry copper-gold, sediment-hosted copper, Carlin-type gold, and high grade gold-silver vein projects.

The Company’s Q1 work focused on a) marketing available royalty generation properties to prospective partner companies, resulting in the execution of a new option agreement with Kennecott Exploration Company ("Kennecott"), b) advancing partner funded projects, c) conducting generative work to grow the portfolio by acquiring prospective copper and gold properties, and d) identifying royalty assets for purchase. A summary of activities is given below.

  In February 2018, EMX executed an Option Agreement with Kennecott for the Buckhorn Creek porphyry copper project located in north-central Arizona's greater Castle Creek Mining District (see EMX news release dated February 8, 2018). Kennecott can earn 100% interest in the project by making annual option payments totaling US$550,000, and completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. Kennecott conducted a geologic mapping and sampling program during Q1 in anticipation of an initial drill test.

  EMX has an Option Agreement for the Copper Springs porphyry copper project in Arizona with Anglo American Exploration (USA), Inc. ("Anglo American") (See EMX news releases dated February 28, 2017). Anglo American can earn 100% interest in the project by making annual option payments, completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement, and other considerations. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. During Q1, Anglo American funded work continued with a reconnaissance drill program initiated in November, 2017 to test concealed porphyry targets. Results are pending.

  EMX has an Option Agreement with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) for the Greenwood Peak copper porphyry project in Arizona (see EMX news release dated December 18, 2017). Antofagasta can earn 100% interest in the project by reimbursing EMX’s acquisition costs and making annual option payments, together totaling US$630,000, and completing US$4,500,000 in work expenditures within the five year option period. Upon exercise of the option EMX will retain a 2% NSR royalty on the project, which is not capped and not subject to buy-down. After exercise of the option, annual advance royalty and milestone payments will be due to EMX. Antofagasta concluded a three hole, reconnaissance drill program in Q1 to test concealed supergene and hypogene copper porphyry targets. Results are pending.

  EMX has a 2% NSR royalty covering the Hardshell Skarn claim block, which is part of Arizona Mining Inc.'s ("AMI") Hermosa project in southern Arizona. AMI continued to advance the Hermosa property's Taylor zinc-lead-silver carbonate replacement deposit that is directly north of EMX's Hardshell Skarn royalty claim block. AMI's work included an updated PEA study for the Taylor Sulfide deposit, ongoing drilling, and the receipt of permits to commence twin exploration declines (see AMI news releases dated January 16, February 20, March 15, March 22, and March 26, 2018). Earlier drilling by AMI consisting of two angle core holes intersected zinc-lead-silver mineralization within the Hardshell Skarn royalty claim block (see EMX news release dated August 30, 2017).

  EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold projects in the Great Basin and porphyry copper projects in Arizona and Utah.

EMX is in discussions with potential partners for the available North American properties, as well as for regional generative alliances.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

EMX holds five royalty properties (Akarca, Sisorta, Balya, Golcuk & Aktutan) and two available royalty generation projects (Alankoy & Trab-23) in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper projects. The royalty and preproduction payments received from the properties in Turkey provide cash flows for EMX on an ongoing basis, while the operating companies carry out work and build value on the projects. EMX has retained Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized Turkish engineering company based in Ankara, to manage the Company's interests in Turkey.

Akarca Property

The Akarca royalty property covers a gold-silver district discovered by EMX in the Western Anatolia mineral belt. Exploration programs at Akarca, principally funded by partners, have delineated six low sulfidation gold-silver zones with mineralization occurring in vein systems and silicified wall rocks.

EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay snsaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company in 2016 (see EMX news release dated August 8, 2016). As part of the sale of Akarca to Çiftay, in addition to receiving a US$2,000,000 cash payment at closing, EMX is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. EMX received the third pre-production payment of US$665,525 in Q1.

Additional terms of the Akarca sale include a sliding scale royalty for gold production (subject to certain deductions): 1.0% on the first 100,000 ounces of gold, 2.0% on the next 400,000 ounces of gold, and 3.0% on all gold production in excess of 500,000 ounces produced from the property. For mineral production other than gold the royalty rate is 3.0% . As well, certain bonuses will also be paid upon achievement of production milestones, and Çiftay must conduct drilling programs of at least 3,000 meters on the property during each 12-month period commencing on August 5, 2016.

As a subsequent event, EMX received drill data from a total of 7,844 meters of diamond drilling across five target areas on the Akarca property (see EMX news release dated April 17, 2018). This drilling resulted in a significant increase in the footprints of drill defined gold and silver mineralization. Çiftay reported multiple high grade intercepts, including 9.5 meters averaging 50.30 g/t gold and 29.2 g/t silver with a sub-interval of 1.8 meters averaging 256.25 g/t gold and 133.0 g/t silver in hole AKC-317 (true width ~85-95%), drilled in the Arap Tepe “Zone C” area, as well as 69.3 meters averaging 3.68 g/t gold and 4.8 g/t silver in hole AKC-264 (true width ~75-85%), drilled in the Hugla Tepe area. The program also included 24 new holes in the Percem Tepe target area, 23 of which contained significant intercepts of gold mineralization.

Çiftay continues to advance the Akarca project toward the deposit delineation and development stage, with ongoing drilling and trenching, as well as additional metallurgical studies, planned for 2018.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006.

Dedeman's underground development work is concentrated on an area of shallow, high grade mineralization on the northeast margin of the Hastanetepe deposit, with ongoing production of lead-zinc-silver mineralized material. A royalty payment of approximately US$121,000 for 2017 production was received by EMX in Q1.

Dedeman also advised that a 24,000 meter drill program had commenced, with the objective of delineating new mineralized zones along the 750 meter corridor between Hastanetepe and the southern target area.

Aktutan Property

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that include a 4% uncapped NSR and annual advance royalty payments. Dedeman advised that it completed a 14 hole, 2,343 meter drill program in Q4, 2017, but the core from the program has yet to be assayed or logged. The core is being stored in a secure facility in Gümüshane. The core will be processed sometime in 2018, and additional drilling is also anticipated.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

EUROPE

EMX has been actively exploring in Europe since 2003, and has assembled a diverse portfolio of gold, copper, polymetallic, nickel and cobalt royalty and royalty generation properties in Scandinavia, as well as a portfolio of copper and gold royalty properties in Serbia. In Scandinavia, the Company continued to pursue strategic royalty partnerships for properties in the portfolio and add value through low cost generative exploration. EMX's royalty interests in Serbia include Nevsun's Timok Project and the Cukaru Peki copper-gold deposit located in the prolific Timok Magmatic Complex.

Scandinavia

EMX’s portfolio in Scandinavia totals over 35 royalty and royalty generation properties through Sweden and Norway. Scandinavia is a favorable jurisdiction for mineral exploration and development, and EMX has been aggressively adding to its Scandinavian portfolio over the past two years. These efforts resulted in the conversion of multiple exploration properties to royalty and equity interests, as well as the addition of new royalty generation properties to the portfolio that are available for partnership.

Early in Q1, EMX executed a definitive agreement for the sale of the Modum cobalt project to Boreal Metals Corp. ("Boreal") (TSX Venture: BMX) (see EMX news release dated January 16, 2018). The Modum project is located in southern Norway’s Modum mining district, ~75 kilometers west of Oslo. The project partially surrounds the historic Skuterud mine property, which was Europe’s principal producer of cobalt from the late 18th through 19th centuries. Pursuant to the agreement, Boreal acquired 100% interest in the project according to the following commercial terms (all dollar amounts in USD):

  At closing, Boreal issued to EMX 1,324,181 common shares of Boreal that brought EMX’s share of equity ownership in Boreal back up to 19.9%.
  At closing, EMX transferred its Modum exploration licenses to Boreal.
  EMX will retain a 3% NSR royalty on the project, 1% of which may be purchased by Boreal under certain conditions.
  EMX will receive AAR payments commencing on the second anniversary of the closing.

The Modum project is the fifth property sold to Boreal. The earlier 2017 sale of four projects to Boreal included the Gumsberg and Adak properties in Sweden, and the Tynset and Burfjord properties in Norway for an initial 19.9% equity interest, annual advance royalty payments, and an uncapped 3% NSR royalty on each of the properties (1% may be purchased by Boreal under certain conditions).

At EMX's Gumsberg royalty property, Boreal reported Q1 drill results from the first five holes of a winter diamond drill program. Of particular significance was the intersection of multiple styles of massive sulfide mineralization in hole BM-17-005, which was drilled in the vicinity of the historic Östersilvberg Mine, Sweden’s largest silver producer in medieval times. The intercepts from BM-17-005 included 10.94 meters (122.30 -133.24 m) averaging 16.97% zinc, 8.52% lead, and 656.70 g/t silver (true width estimated at 20-50% of reported interval length) (see EMX news release dated March 1, 2018). As a subsequent event to Q1, Boreal reported the remaining results from the Gumsberg program in early May. These results included an intercept of 3.7 meters averaging 19.27% zinc, with 17.66 g/t silver and 0.25% lead in drill hole BM-17-006 (true width estimated to be 80-100% of the reported interval), drilled in the vicinity of the historic Mellangruvan Mine along the Vallberget trend of historic mines (see EMX news release dated May 2, 2018).

Also during Q1, EMX sold the Guldgruvan cobalt project in Sweden to Boreal Energy Metals Corporation (“BEMC”), a subsidiary of Boreal Metals Corp. (see EMX news release dated February 9, 2018). The Guldgruvan project is located in Sweden’s Los mining district, a significant historic producer of cobalt and nickel, and the discovery locality of nickel. Pursuant to the agreement, BEMC acquired 100% interest in the project according to the following commercial terms (all dollar amounts in USD):

  At closing, BEMC issued to EMX common shares of BEMC representing a 5.9% equity ownership in BEMC. BEMC has the continuing obligation to issue additional shares of BEMC to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised CDN $3,000,000 in equity.
  EMX will receive an uncapped 3% NSR royalty on the project. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR) by paying EMX $2,500,000 in cash and shares of BEMC.
  EMX will receive annual advance royalty payments commencing on the second anniversary of the closing.
  EMX was reimbursed for its acquisition costs and previous expenditures on the project.

As a subsequent event to Q1, EMX executed a second agreement with BEMC to sell the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden to BEMC (see EMX news release dated April 11, 2018). The properties are located along Sweden’s “Nickel Line” in the Skellefteå Mining District of central Sweden. Both projects contain multiple zones of drill-defined nickel-copper-cobalt mineralization. Pursuant to the agreement, BEMC will acquire 100% interest in the projects according to the following commercial terms (all dollar amounts in USD, unless otherwise noted):

  At closing, BEMC will issue to EMX that number of common shares of BEMC that represents a 4% equity ownership in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised CDN $3,000,000 in equity.
  EMX will receive an uncapped 3% NSR royalty on each of the projects. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX by paying EMX $2,500,000 in cash and shares of BEMC for each project.
  EMX will receive annual advance royalty payments for each project commencing on the second anniversary of the closing.
  EMX will be reimbursed for its acquisition costs and previous expenditures on the projects.

As a second subsequent event to Q1, EMX executed an option agreement with diversified global miner South32 ("South32") for the Riddarhyttan iron-oxide-copper gold (IOCG) and massive sulfide project in Sweden (see EMX news release dated April 19, 2018). The Riddarhyttan project is a past producer of iron and copper located in the Bergslagen mining region of southern Sweden. Riddarhyttan is the locality where the element cobalt was first discovered and recognized, and is also the type locality of certain rare earth elements and related minerals. Pursuant to the agreement, South32 can earn 100% interest in the project during a five year earn-in period by (all dollar amounts in USD):

  Making option and cash payments that total approximately $210,600,
  Making a one-time option exercise payment of $500,000, and
  Completing $5,000,000 of exploration work on the project within five years of the execution date.

Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for $1,900,000 within five years of executing the agreement. After exercising the option, annual advance royalty payments of 50,000 pounds of copper (or the cash equivalent) will be due to EMX, but will be deductible from future royalty payments. In addition, South32 will make milestone payments of: (a) 350,000 pounds of copper (or the cash equivalent) upon publication of a maiden resource on the project, and (b) 750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, EMX acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction only as provided in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014), which along with Brestovac West, are included in the Timok Project controlled by Nevsun Resources Ltd. ("Nevsun") after its acquisition of Reservoir in 2016.

The Brestovac royalty property covers the Cukaru Peki deposit's Upper Zone high grade high sulfidation epithermal copper-gold project and the Lower Zone porphyry copper-gold project. In Q1, Nevsun reported results from an Upper Zone Pre-Feasibility Study that outlined a 10 year mine life yielding approximately 1.7 billion pounds of payable copper and 516 thousand ounces of payable gold, with an after tax NPV8 of US$1.82 billion valued at the start of construction (see Nevsun news release dated March 28, 2018). Initial Upper Zone production is estimated by Nevsun to be in 2022. As an important step forward towards development, Nevsun received the required government permits to commence construction of the Upper Zone exploration decline in Q1 (see Nevsun news release dated March 1, 2018).

In addition to Upper Zone development work, Nevsun has budgeted for Upper and Lower Zone exploration in 2018. This work includes follow-up on a new high grade zone of copper-gold mineralization drilled 500 meters east of the Upper Zone that occurs over an area of 250 by 250 meters and has reported intercepts that include 2.93% copper and 2.54 g/t gold over 27 meters starting at 396 meters (see Nevsun news release dated January 16, 2018) (true width estimated at 80-95%, see Nevsun news release Table 1). Drill results for the Lower Zone porphyry project, which is in a joint venture with Freeport, were reported by Nevsun and included 1.00% copper and 0.20 g/t gold over 556.8 meters starting at 1,310 meters (true width ~50-95% of reported intercept length) (see Nevsun news release dated March 26, 2018). According to Nevsun "To date 84 drill holes have been drilled within the Lower Zone footprint, of which 78 drill holes comprising approximately 90,571 meters have intersected the deposit or its margins. The geometry of the Lower Zone remains to be fully defined, however current dimensions of the mineralized zone are approximately 2,000 meters long by 1,100 meters wide by 1,400 meters high. The Lower Zone remains open to extension to the North and at depth. Mineralization starts at approximately 700 meters below surface and has been drill tested to a depth of 2,268 meters."

EMX's Timok royalty properties add significant upside potential from one of the world's top copper development projects.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand continued to pursue royalty generation opportunities while operating at a reduced expenditure rate. The Koonenberry royalty property in New South Wales, Australia is being advanced by operator Koonenberry Gold Pty Ltd. In New Zealand, the Neavesville gold-silver royalty property is being advanced by operator E2 Metals Ltd. The QLD Gold royalty generation project in Queensland, Australia, is available for partnership.

Koonenberry Property

The Koonenberry royalty property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault. Koonenberry Gold Pty Ltd. (“KNB”), a private Australian company formed for the purpose of developing the Koonenberry project, is the operator of EMX's Koonenberry royalty property. EMX retains a 3% royalty on all future production from the Koonenberry licenses.

Koonenberry Gold continued to gain momentum in their exploration initiatives during Q1, following statutory approvals for surface work programs and securing landholder access late in 2017. A number of significant new quartz reefs were mapped during ongoing field reconnaissance, with the extent of the quartz reef “swarms” now approximately 35 kilometers long by 6 kilometers wide. Surface sampling of quartz reefs proximal to historic scout drill holes during the quarter returned gold mineralization, with a number of specimen and alluvial gold samples retrieved via panning of crushed samples. Confirmation of the existence of palaeoplacer and reef gold showings were completed across a number of prospect areas.

Also during the quarter, KNB sought, and received, statutory drill program approvals for Q2 activities, along with the acquisition of drilling & ancillary equipment, and the expansion of the exploration team.

Discussions are now progressing towards approvals for bulk sampling and the installation of a pilot scale processing plant to further assess Koonenberry's potential.

Neavesville Property

The Neavesville property occurs in the Hauraki Goldfield of New Zealand's North Island. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki Goldfield. The project is under a definitive agreement with an Australian company, E2 Metals Ltd. (ASX: E2M), which acquired the EMX subsidiary that controls the Neavesville property. The agreement with E2M provides for work commitments, staged payments, milestone payments based upon JORC reserves, and a 3% NSR production payment, all to the benefit of EMX.

Q1 activities for Neavesville consisted of fulfilling statutory requirements. Access was reopened to the project following road closures due to weather events in 2017.

QLD Gold Property

EMX's QLD Gold project in southeastern Queensland, Australia contains historic copper-zinc skarn prospects, as well as a number of diorite hosted gold mineralized prospects. The QLD Gold project is available for partnership.

Q1 activities for the QLD Gold project consisted of fulfilling statutory requirements to keep the project in good standing.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

HAITI

EMX's organically generated 0.5% NSR royalty portfolio covers exploration properties in northern Haiti held by Newmont Ventures Limited, as well as the Grand Bois project which is controlled by Sono Global Holdings Inc. ("Sono"), a privately held Nevada corporation. In 2017, 3D Resources Inc., an ASX listed company, announced that it had executed a definitive agreement to acquire a 70% interest in Ayiti Gold Company SA, Sono's Haitian entity holding the Grand Bois license (see 3D Resources news release dated August 9, 2017). According to the agreement, 3D Resources must complete a positive feasibility study, as well as fulfill other obligations, by September 15, 2018. During Q1, Sono made their required US$10 thousand AAR payment to EMX.

As EMX understands, the Haitian government continued working on a new mining law, which has been under review since 2013 when the Mining Convention process was suspended. The Company is unaware of additional Q1 developments regarding its royalty properties in Haiti.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC, a privately held company with exploration projects in Far East Russia, including the Malmyzh copper-gold porphyry joint venture with Freeport (51% IGC, 49% Freeport). IGC is operating and managing the Malmyzh project, which is located in Khabarovsk Krai. IGC’s other exploration properties, also located in Khabarovsk Krai, are 100% controlled by IGC and not subject to the joint venture with Freeport. EMX was an early investor in IGC, and is its largest shareholder, with approximately 42% of the issued and outstanding shares (39% equity position on a fully-diluted basis).

IGC advised EMX that Scotiabank Europe plc ("Scotiabank"), the U.K. subsidiary of The Bank of Nova Scotia, had been retained to assist with IGC's strategic business initiatives. Scotiabank is a leading financial institution in international banking and markets, with widely recognized expertise in advisory services for the natural resources and mining sectors.

Malmyzh is a district-scale discovery with over 15 porphyry copper-gold centers currently identified within a 16 by 5 kilometer intrusive corridor. A statement of inferred resources for Malmyzh's Valley, Central, Freedom (Southeast), and Flats deposits under NI 43-101 and CIM definition standards was provided in 2015 by Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person and managing director of Wardell Armstrong International (see EMX news release dated May 26, 2015 and SEDAR filed Malmyzh Technical Report with an effective date of May 1, 2015). The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent*. The project has excellent logistical characteristics and available infrastructure, and is located 220 kilometers northeast of the Russia-China border at Khabarovsk.

During Q1, IGC advised that the Malmyzh winter drill campaign was underway, with the first two holes drilled to acquire material for metallurgical test work from the Valley and Freedom Southeast resource deposits (see EMX news release dated March 5, 2018). IGC reported drill results including a near-surface intercept at Valley of 261.2 meters (38.8 -300.0 m) averaging 0.57% copper equivalent (0.47% copper and 0.19 g/t gold), including a higher grade sub-interval of 64.0 meters (128.0 -192.0 m) averaging 0.81% copper equivalent (0.66% copper and 0.31 g/t gold) from hole AMM-217. At Freedom Southeast, hole AMM-218 returned an intercept of 245.6 meters (289.0 -534.6 m) averaging 0.60% copper equivalent (0.41% copper and 0.38 g/t gold), with a higher grade sub-interval of 86.0 meters (389.0 -475.0 m) averaging 0.96% copper equivalent (0.62% copper and 0.69 g/t gold). The intercepts are interpreted as approximate true widths in porphyry style mineralization. IGC's campaign subsequently focused on drill delineation of the breccia pipe hosted copper-gold mineralization at the Freedom Northwest prospect, which is not included in the current Malmyzh resource estimate. Results are pending.

* Copper equivalent calculated as CuEq = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2018

The net loss for the three months ended March 31, 2018 (“Q1-2018”) was $1,1,923,588 compared to $1,635,312 for the prior year’s comparative quarter (“Q1-2017”). The loss for Q1-2018 was made up of $1,152,555 (Q1-2017 - $1,138,887) in net exploration expenditures and $774,841 (Q1-2017 - $838,624) in general and administrative expenses offset by other losses totaling $734,946 (Q1-2017 - other income $259,237) and $149,518 (Q1-2017 – $39,942) in net royalty income. Significant components of other income and losses include a write-down of goodwill of $372,328 (Q1-2017-$71,732), offset by a gain on the acquisition and sale of exploration and evaluation assets of $422,382 (Q1 2017 - $165,834), an equity loss in associated entity of $611,188 (Q1 2017 - $190,617) and recovery of deferred income taxes of $589,236 (Q1 - 2017 - $43,020).

Revenues

In the three months ended March 31, 2018, the Company earned $586,528 (Q1 2017 - $445,343) of royalty income. This included royalty income earned for 274 (Q1 2017 - 241) ounces of gold as well as AMRs received. In Q1 2018, the average realized gold price for the Leeville royalty was US$1,328 (Q1 2017 - US$1,219) per ounce. Royalty income is offset by gold tax and depletion was $437,010 (Q1 2017 - $405,401) for a net royalty gain of $149,518 (Q1 2017 - $39,942). The increase in royalty income for Q1 2018 was the result of a combination of higher royalty ounces received, higher average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also received additional AMR’s in the current period related to other projects and included in royalty income.

Exploration Expenditures

Exploration expenditures (gross) increased by $445,624 in Q1 2018 compared to Q1 2017. Recoveries increased by $431,956 in Q1 2018 compared to Q1 2017 for a net increase in exploration expenditures of $13,668 in Q1 2018 compared to Q1 2017. Some of the differences between Q1 2018 and Q1 2017 are as follows:

  In Scandinavia, gross expenditures decreased by $417,510 compared to the prior period, and recoveries and option payments increased by $100,686 in Q1 2018. The increase was mainly due to additional land acquisition in the region in the comparative quarter. Recoveries increased as a result of recoveries from Boreal for work performed by EMX personnel.

  In the USA, gross expenditures increased from $660,191 to $977,074 and recoveries increased from $111,479 to $458,759. Recoveries vary with the timing of work being completed and option payments received. In Q1 2018, the Company received a $37,928 (US$30,000) execution payment related to an exploration and option to purchase agreement for the Buckhorn Creek project with Kennecott; and a $50,570 (US$40,000) anniversary payment related to an exploration and option to purchase agreement for the Copper Springs project with Anglo American. Also received in the quarter was US$100,000 from Kennecott for the annual option payment on Superior West. This was credited against the projects capitalized costs.

  In Turkey, gross expenditures decreased by $186,814 in Q1 2018 compared to Q1 2017. The Company has sold a number of projects in Turkey such as the Akarca and Sisorta projects.

  In the Asia Pacific region, net expenditures for Q1 2018 totaled $45,779 which is comparable to the $39,062 in Q1 2017.

General and Administrative

General and administrative expenses (“G&A”) of $774,841 were incurred compared to $838,624 in Q1 2017. Some changes between Q1 2018 and Q1 2017 to note are:

  Investor relations increased by $59,373 in Q1 2018 compared to Q1 2017. With the increase in market activity and interest in the mining sector, the Company has been attending more industry trade shows and undertaking more robust investor communications initiatives.

  Professional fees decreased by $97,261 in Q1 2018 compared to Q1 2017. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice.

Other

  The Company recognized a net gain on the sale of certain exploration and evaluation assets during the three months ended March 31, 2018 of $422,382 compared to $165,834 in the comparable three months. Both gains in each quarter resulted from the sale of certain projects in Sweden with Boreal.

  The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component if such indicators for impairment exist, and any excess to goodwill within the CGU. Since there was no impairment, the full amount went to Goodwill, and as result, the Company has written down the goodwill by $372,328 (Q1 2017 - $71,732).

  The Company recorded a deferred income tax recovery of $589,236 compared to $43,020 in Q1 2017, and a net decrease in deferred tax liabilities of $330,127 (Q1 2017 - $110,580). A significant component of the deferred tax recovery and decrease in the related liability is the result of any impairment of the royalty interest partially offset by a cumulative translation loss as a result of the strengthening $USD compared to $CAD. The increase in the deferred income tax recovery for Q1 2018 compared to Q1 2017 was mainly the result of a decrease in the long term expected federal tax rates for the US operations, which decreased from 35% to 21%. There was no impairment to the royalty interests in either comparable quarter.

  The Company’s share of the net loss related to its 42% (Q1 - 2017 – 39%) equity investment in IGC for the year ended was $611,188 (Q1 2017 - $190,617). The equity pick-up can fluctuate with time, and in the current three months ended March 31, 2017, included in the equity pick-up was $246,718 in share based compensation granted by the equity interes. The pick-up of the Company’s share of equity loss related to share based compensation is recorded through reserves and does not reduce the net investment.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2018, the Company had working capital of $6,757,285 (2017 - $6,535,893). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company has granted 5,247,500 stock options and 2,623,306 warrants which could generate additional cash if exercised. Subsequent to March 31, 2018, the Company entered into a credit facitily providing the Company with a US$5,000,000 senior secured facilty. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Operating Activities

Cash used in operations was $505,256 for the three months ended March 31, 2018 (Q1 2017 - $583,407) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

The Company did not receive any cash flows from financing activities during the three months ended March 31, 2018. During the comparative three months in 2017, The Company received a net of $6,111,658 from the proceeds of a financing and $85,700 from the exercise of stock options.

Investing Activities

Some of the significant investment activities during the three months ended March 31, 2018:

-	The Company purchased shares of an associated company in the amount $1,258,459 (Q1 2017 - $Nil).
-	The Company received an annual option payment of US$100,000 (Q1 2017 – US$100,000) from Kennecott Exploration related to its Superior West project.
-	The Company advanced $Nil (Q1 2017 - $934,291) to an associated company pursuant to a convertible loan agreement.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

Fiscal quarter ended	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Royalty income	$586,528	$804,384	$999,668	$608,532
Exploration expenditures	1,733,156	1,654,146	1,954,990	1,437,451
Exploration recoveries	(580,601)	(1,212,401)	(37,322)	(464,677)
Share-based payments	4,966	911,365	445,888	58,386
Net income/(loss) for the period	(1,923,588)	(322,691)	(2,897,732)	(2,537,649)
Basic and diluted net income/(loss) per share	(0.02)	(0.01)	(0.04)	(0.03)

Fiscal quarter ended	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Royalty income	$445,343	$711,992	$751,326	$373,266
Exploration expenditures	1,287,532	2,046,714	1,566,049	1,512,083
Exploration recoveries	(148,645)	(812,259)	(247,969)	(162,114)
Share-based payments	-	440,477	-	13,731
Net income/(loss) for the period	(1,635,312)	(2,586,567)	4,732,192	(2,050,622)
Basic and diluted net income/(loss) per share	(0.02)	(0.04)	0.06	(0.03)

Factors that cause fluctuations in the Company’s quarterly results are consistent with the causes in changes of the annual results.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the three months ended March 31, 2018	Salary or Fees	Payments	Total
President, CEO and Director	$102,788	$-	$102,788
Chief Legal Officer	59,759	-	59,759
Directors (1)	36,964	-	36,964
Seabord Services Corp. (2)	100,971	-	100,971
Total	$300,482	$-	$300,482

		Share-based
For the three months ended March 31, 2017	Salary or Fees	Payments	Total
President, CEO and Director	$132,079	$-	$132,079
CFO	-	-	-
Corporate Secretary	-	-	-
Chief Legal Officer	65,438	-	65,438
Directors (1)	37,854	-	37,854
Seabord Services Corp. (2)	89,400	-	89,400
Total	$324,771	$-	$324,771

Related Party Assets and Liabilities	Service or Term	December 31, 2017	December 31, 2016
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$7,177	$5,913
Chief Financial Officer	Expense Reimbursement	(284)	-
Directors	Fees and Expense	23,852	17,559
		$30,745	$23,473

(1) Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to EMX. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by EMX.

In October 2017, the Company issued a note receivable to Revelo, a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at March 31, 2018, the balance owed to the Company pursuant to the note was $433,973 including accrued interest and bonus fee. The Company is negotiating the terms of repayment.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Revenue recognition

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

The Company earns revenue from royalty agreements and are based upon amounts contractually due pursuant to the underlying royalty agreements. For royalty agreements paid in cash or in kind, revenue recognition will depend on the related agreement. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount pursuant to the terms of the royalty other interest agreements.. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – FinancialInstruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively without restatement. As a result of the adoption of IFRS 9, the Company reclassified $740,685 from accumulated other comprehensive income (loss) to deficit on January 1, 2018 related to the reclassification of certain previously recognized available-for-sale marketable securities to fair value through profit or loss.

The Company has also made an irrevocable election to present in other comprehensive income (loss) subsequent changes in the fair value of certain available-for-sale marketable securities classified as strategic investments.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available-for-sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to intial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

a)	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

b)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

c)

Financial assets at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost.

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the new classification under IFRS 9 and the original classification under IAS 39:

	New (IFRS 9)	Original (IAS 39)
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Investments	FVTPL	FVTPL
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost
Reclamation bonds	Amortized cost	Amortized cost
Notes receivable	Amortized cost	Amortized cost
Strategic investments	FVTOCI	Available-for-sale
Finacial liabilities
Accounts payable and accrued liabilties	Amortized cost	Amortized cost
Advances from joint venture partners	Amortized cost	Amortized cost

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade or settlement receivables.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. Derivative contracts are recognized at fair value on initial recognition. Subsequently, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged:

a)

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

b)

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

c)	Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in profit or loss.

Amounts accumulated in the hedge reserve are recycled in the consolidated statement of loss in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of income.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2018, the Company had working capital of $6,757,285 ( December 31, 2017 - $6,535,893). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company estimates it will need additional financing within the next 12 months to undertake its current business plan. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. Subsequent to quarter end, the Company entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US $5,000,000 senior secured credit facility. The US $5,000,000 loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at March 31, 2018, there were no changes in the levels in comparison to December 31, 2017. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	3,210,807	-	-	3,210,807
Strategic investments	114,583	-	-	114,583
Settlement receivables	-	1,692,600	-	1,692,600
Total	$3,325,390	$1,692,600	$-	$5,017,990

The carrying value of receivables (excluding settlement receiavles), notes receivable, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Settlement receivables, including both long and current portions relate to the sale of certain Turkish subsidiaries were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. Changes in fair value are recorded through income or loss for the period.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2018 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $333,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2018 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,195,254
Restricted cash	323,134
Trade receivables	438,524
Settlement recceivables	1,312,876
Accounts payable and accrued liabilities	(424,114)
Advances from joint venture partners	(352,012)
Net exposure	2,493,662
Canadian dollar equivalent	$3,214,904

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at March 31, 2018, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $321,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a) Royalty interest and related depletion
In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Goodwill
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c) Exploration and Evaluation Assets
Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d) Taxation
The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a) Functional Currencies
The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

b) Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments
Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by the Company.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on the Company’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims could have a material adverse impact on the Company’s operations.

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty and stream interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest. Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty or stream interest;
  methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
  various rights of the operator or third parties in or to the royalty or stream interest;
  production and other thresholds and caps applicable to payments of royalty or stream interests;
  the obligation of an operator to make payments on royalty and stream interests; and
  various defects or ambiguities in the agreement governing a royalty and stream interest.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Exploration Funding Risk

EMX’s strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of EMX, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Key Personnel Risk

EMX’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. EMX’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2017 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX’s net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of March 31, 2018 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At May 10, 2018, the Company had 79,746,271 common shares issued and outstanding. There were also 5,247,500 stock options outstanding with expiry dates ranging from April 25, 2019 to August 28, 2022, and 2,623,306 warrants outstanding expiring on April 12, 2019.